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         ELIZABETHTOWN WATER COMPANY AND SUBSIDIARY           Exhibit 12 (b)
     Computation of Ratio of Earnings to Fixed Charges
                    and Preferred Dividends





                                                1996           1995           1994           1993           1992
EARNINGS:

Income before preferred stock dividends    $ 16,755,164   $ 17,325,144   $ 14,223,142   $ 14,832,519   $ 12,149,343
Federal income taxes                          8,822,537      9,161,510      7,413,995      7,916,794      6,021,464
Interest charges                             12,803,562     11,114,496     10,402,060     11,437,710     10,623,801
                                           ------------   ------------   ------------   ------------   ------------
Earnings available to cover fixed charges  $ 38,381,263   $ 37,601,150   $ 32,039,197   $ 34,187,023   $ 28,794,608
                                           ============   ============   ============   ============   ============

FIXED CHARGES AND PREFERRED DIVIDENDS:

Interest on long-term debt                   13,011,069     10,892,129     10,774,008     11,527,301     10,516,521
Preferred dividend requirement (1)            1,241,032      1,242,929      1,299,326      1,610,429      1,570,446
Other interest                                2,640,117      2,343,903        175,507         77,921        514,122
Amortization of debt discount - net             361,012        323,557        319,646        224,383        209,631
                                           ------------   ------------   ------------   ------------   ------------
Total fixed charges                        $ 17,253,230   $ 14,802,518   $ 12,568,487   $ 13,440,034   $ 12,810,720
                                           ============   ============   ============   ============   ============
Ratio of Earnings to Fixed Charges
 and Preferred Dividends                           2.22           2.54           2.55           2.54           2.25
                                           ============   ============   ============   ============   ============

(1) Preferred Dividend Requirement:

Preferred dividends                             813,000        813,000        854,047      1,050,000      1,050,000
Effective tax rate                                34.49%         34.59%         34.27%         34.80%         33.14%
                                           ------------   ------------   ------------   ------------   ------------
Preferred dividend requirement             $  1,241,032   $  1,242,929   $  1,299,326   $  1,610,429   $  1,570,446
                                           ============   ============   ============   ============   ============



Earnings to Fixed Charges and Preferred Dividends represents the sum of Income Before Preferred Stock Dividends, Federal income taxes and Interest Charges (which is reduced by Capitalized interest), divided by Fixed Charges. Fixed Charges and Preferred Dividends consist of interest on long and short-term debt (which is not reduced by Capitalized interest), dividends on preferred stock on a pre-tax basis and Amortization of debt discount.
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